

February 14, 2014

Via E-mail
Mr. John C. Popeo
Treasurer and Chief Financial Officer
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458

> **Re:** **CommonWealth REIT**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed February 4, 2014**
> **File No. 001-09317**

Dear Mr. Popeo:

We have reviewed your response letter dated February 11, 2014 and have the following comment.

General

1.   We refer to your response to prior comment 1. In future filings, please characterize it as your belief that Related/Corvex have implicitly made the acknowledgement you describe.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Margaret R. Cohen, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP